Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Mitsubishi Tokyo Financial Group, Inc.

Subject Company: UFJ Holdings, Inc.

MTFG SEC File No. 1-10277

Investor Presentation

- Creation of Mitsubishi UFJ Financial Group-

This document contains forward-looking statements in regard to forecasts, targets and plans of Mitsubishi Tokyo Financial Group, Inc. (“MTFG”), UFJ Holdings, Inc. (“UFJ”) and their respective group companies (collectively, the “new group”). These forward-looking statements are based on information currently available to the new group and are stated here on the basis of the outlook at the time that this document was produced. In addition, in producing these statements certain assumptions (premises) have been utilized. These statements and assumptions (premises) are subjective and may prove to be incorrect and may not be realized in the future. Underlying such circumstances are a large number of risks and uncertainties. Please see the latest disclosure and other public filings made by MTFG and the other companies comprising the new group, including Japanese securities reports, annual reports, shareholder convocation notices, and MTFG’s registration statement on Form F-4, for additional information regarding such risks and uncertainties.

In addition, information on companies and other entities outside the new group that is recorded in this document has been obtained from publicly available information and other sources. The accuracy and appropriateness of that information has not been verified by the new group and cannot be guaranteed.

The financial information used in this document was prepared in accordance with accounting standards generally accepted in Japan, or Japanese GAAP.

Table of Contents

Key Points of Today’s Presentation

Transaction Summary

Integration Schedule

Objectives of the Integration

Key Financial Targets

Business Portfolio

EPS Analysis

Cost Synergies

Revenue Synergies

Opportunities and Strategies across Business Lines (Retail/Corporate/Trust Assets)

Summary

Risks relating to the Transaction

The success of the management integration and achieving the financial targets presented in this presentation is subject to many uncertainties and risks. The following are a few of those risks. See also other public filings made by MTFG and UFJ Holdings, including the Form F-4 that may be filed by MTFG with the SEC.

Possible difficulties in integrating the business and operations of MTFG and UFJ, including:

unanticipated asset-quality problems in UFJ’s asset portfolio;

difficulties in integrating the domestic and overseas branch and subsidiary network and head office functions;

difficulties in integrating information and management systems;

difficulties in integrating personnel and corporate culture;

difficulties in implementing and maintaining uniform internal controls, disclosure policies and other standards to a significantly larger operation; and

possible impairment of strategic relationships.

The combined entity’s customer base may be eroded – Expected scale of business may not be achieved.

A number of revenue increases depend on growth in the overall market

Mortgage loans

Investment banking services

Annuities

Wealth management products

Pension administration

Investment trust products

The various macro-economic factor assumptions may be incorrect. In particular, some revenue projections are dependent on interest rate increases.

MUFG may not be able to achieve the goals of its business strategies due to:

Weak economic conditions in Japan

Declines in stock prices and real estate prices

Adverse regulatory developments or changes in laws, governmental policies or economic controls in Japan

Competitive pressures in Japan and overseas

MUFG may have to offer lower commission rates

MUFG may have difficulties providing distinguishable products and services

Dramatic changes in the business environment may lead to:

Unsuccessful cross-selling efforts

Unsuccessful deployment of personnel

Anticipated synergies failing to materialize

MUFG’s strategy may expose it to higher risks:

High default rates in consumer finance and SME loans

Interest rate risks in new products

Foreign exchange risks in overseas business

If SMFG/STB enters a competing bid or brings additional lawsuits against UFJ Group, the management integration may be unnecessarily delayed and significant litigation-related costs may arise.

Possible difficulties or delay in acquiring necessary approvals, or unfavorable conditions may be unexpectedly imposed by relevant regulatory authorities.

Key Points of Today’s Presentation

Transaction Summary

Shareholder Value Creation through Management Integration

Opportunities and Strategies across Business Lines

Transaction Summary

Shareholder Value Creation through Management Integration

Opportunities and Strategies across Business Lines

Transaction Summary

Mitsubishi UFJ Financial Group, Inc

Company Name

2005/10/1 (Sat)

Effective Date

MTFG : UFJ = 1 : 0.62

Merger Ratio

Tokyo/Osaka/Nagoya/New York/London

Listing

Management

Mitsubishi UFJ Financial Group

Chairman: Ryosuke Tamakoshi

Deputy Chairman: Haruya Uehara

President: Nobuo Kuroyanagi

Mitsubishi UFJ Securities Co., Ltd.

The Bank of

Tokyo-Mitsubishi UFJ, Ltd.

Mitsubishi UFJ Trust and Banking Corporation

Integration Schedule



8/04
9/04
11/04
2/05
5/05
6/05
10/05
Basic Agreement on the Management Integration
Basic Integration Policies Ann.
UFJ Capital Enhancement
New Group's Mgmt Framework Ann.
Integration Definitive Agreement
Merger Ratio Announcement/ Investors Meeting
FY 04 Financial Result Announcement
Dispatch Proxy Materials
Shareholders' Meeting Approval of the Integration
Creation of Mitsubishi UFJ FG
Listing of Mitsubishi UFJ FG in Tokyo, Osaka, Nagoya, NY, London
17 integration committee meetings were held

7

Objectives of the Integration

Creation of Premier Financial Group with Global Footprint

Large Corporations/SMEs/Retail

Bank/Trust Bank/Securities/Card/Leasing.

Tokyo/Chubu/Kansai, Domestic/Overseas

Balanced Business Mix

Our Aspiration to join

Leading across Business Lines

Retail Deposits and Loans.

Corporate Customer Base, Corporate Loans.

Investment Trust, Pension Trust.

Strength across Business Lines

the “Global Top 5”

Enhance Shareholder Value

Total Assets: JPY 195Tn (End 9/2004 Combined base)

Strong Financial Base

Market Value: JPY 10Tn (End 12/2004 Combined base)

Advantage of Scale and Financial Base

Transaction Summary

Shareholder Value Creation through Management Integration

Opportunities and Strategies across Business Lines

Key Financial Targets

(JPY Bn)

Change

FY08 Target

FY04 Forecast*1

Consolidated Net Operating Profit*2

+50~60%

Approx. 2,500

Approx. 1,600

Consolidated

Expense Ratio

Approx.

-10 pts

40~45% Range

50%~55% Range

Consolidated Net Income

-

Approx. 1,100

-410

Consolidated ROE

-

Approx. 17%

Approx. -9%

*1 Combined base of both groups’ publicly announced financial estimates

*2 Consolidated net operating profit before consolidation adjustments excluding dividend income from subsidiaries (managerial accounting basis )

<Assumed Macro Projections>

FY08

FY05

FY07

FY06

3M Ave. Tibor

0.46%

0.13%

0.41%

0.29%

10Yrs Ave. JGB

2.29%

1.81%

2.29%

2.22%

JPY for 1 USD (FY End)

105

105

105

105

Real GDP Growth Rate*3

1.1%

1.9%

1.0%

1.8%

*3 BTM Research Office estimates

11

Business Portfolio

- Further Strengthen Three Core Business Lines with a Focus on Retail
- Create More Stable and Balanced Business Portfolio



Target Net Operating Profit
FY08 Target
Approx. \2,500Bn
Others
(incl. Treasury/UNBC)
Trust Assets
FY04 Forecast*1
Approx. \1,600Bn
Corporate
Retail
Core Net Operating Profit Ratio
Approx. 75%
85~90%

*1 Combined base of MTFG and UFJ



FY04 Forecast
FY08 Target
Retail
15%+
Others (incl. Treasury/UNBC)
20~25%
Trust Assets
1~2%
Corporate
55~60%
Trust Assets
2~4%
Others (incl. Treasury/UNBC)
Approx. 10%
Retail
35%+
Corporate
Approx. 50%

11

EPS Analysis

- New Group's EPS Expected to Exceed MTFG's Stand-alone EPS in FY06
- Aim to Further Increase EPS Growth Rate by FY08

Increase of New Group's EPS Target*1 *2 (A) over MTFG's Stand-alone EPS Target*3 (B)

	FY06 Target	FY07 Target	FY08 Target
EPS Accretion Rate※	Approx. 3%	Approx. 10%	Approx. 21%

※ EPS Accretion Rate= ((A) / (B) −1) ×100

EPS CAGR (FY06-FY08)*4

New Group*1*2	Approx. 19%
MTFG Stand-alone*3	Approx. 10%

【Reference】 Target EPS Growth



New Group
MTFG
Stand-alone
FY06
FY07
FY08

*1 Fully-diluted basis (dilution calculated based on conversion prices in UFJ interim report as of September 2004)

*2 When calculating EPS target of the new group, contributions from reversal gain of general provision and revenue synergy effects are eliminated.

*3 EPS estimate based on the new plan, with some assumptions including interest rates and treasury revenue forecast; reviewed and changed since MTFG's primary midterm plan announced in June 2004

*4 Compound Annual Growth Rate

12

Cost Synergies

In the first one to two years after the merger, merger costs expected to temporarily exceed cost synergies

Through the implementation of cost reduction strategies, aim to realize annual JPY 240Bn (net approx. JPY 180 Bn) of cost synergies in FY08 (with an approximately 50% phase-in expected in FY07)

Cost Synergies (FY08 Target)

Major Cost Reduction Strategies

Annual Total

Approx. JPY 240Bn

Major Breakdown*1

Staff reduction: JPY40Bn

System related cost: JPY80~90Bn

Branch rationalization: JPY20Bn

Subsidiaries: JPY30Bn

Others (HQ): JPY60Bn

Staff Reduction/Relocation

Total Reduction of approx. 10,000 Employees

Relocate approx. 4,000 Employees to Focus Areas

System Integration

Complete Systems Integration of Securities Firms and Overseas Branches First

Expected to Conduct Full Integration (incl. Domestic Accounting System) by end of FY07

Branch Rationalization

Retail: approx. 170 Offices

Corporate: approx. 100 Offices

Overseas: approx. 30 Offices

*1 For items other than “subsidiaries,” the figures shown are aggregation of banks, trust banks and securities firms on a non-consolidated basis

One-Time Cost (Estimated Total)

One-Time Cost *2

Approx. JPY 320Bn

(Annual Ave. : JPY 60Bn)

Major Breakdown

System integration

Branch rationalization

Tax, CI, HQ function integration and others

*2 Estimated total one-time cost associated with the management integration including system integration cost over five years (FY05-09)

In addition to the above one-time costs, extraordinary charges of approx. JPY 360 Bn (of which more than a majority is non-cash items such as write-offs and provision for additional reserves) expected in FY05

Revenue Synergies

Revenue Synergies Expected to Outweigh Potential Revenue Decrease from Adjustment in Loan Exposures in FY08

Revenue Synergies (FY08 Target)

Decrease in revenue is expected during the first 1 to 2 years of the merger due to customer and exposure adjustments.*2

Revenue synergies will begin to offset such revenue decrease as business strategies are implemented.

Annual Increase in Gross Profits*1

Approx.

JPY 40Bn

*2 Level of decrease for each year expected to be at similar levels as level of increase in gross profit for FY08

*1 Net increase in gross profits to be realized in FY08

Major Sources of Revenue Synergies

Retail

Wealth Management Products, Residential Mortgage Loans and Credit Card Business, etc.

Corporate

Overseas Services, Real Estate Business and Settlement Business, etc.

Trust Asset

Enhanced Product Development Capability, Outsourcing Business

(Securities Administration Services for Other Financial Institutions Such as Regional Banks)

Transaction Summary

Shareholder Value Creation through Management Integration

Opportunities and Strategies

across Business Lines

Retail ~ Profit Target

- Aim to at least Triple FY04 Net Operating Profits in FY08 by Increasing Revenues mainly in Investment Product Sales and Consumer Finance and through Cost Synergies

Target Net Operating Profit


MTFG Actual/Target
New Group Target
Including Synergies: Approx. JPY120-130Bn
FY04 Forecast Approx. JPY 270Bn*1
Rising Interest Rate effect
Rising Interest Rate effect
FY03
FY04 Forecast
FY06 Target
FY08 Target

*1 Simple combined base of MTFG and UFJ

Earning Drivers*1


Securities Business and Others
Testamentary Trust/ Real Estate
Investment Product Sales
Consumer Finance
Loan

*1 Breakdown of Changes in Gross Profit Growth from FY04 forecast to FY08 target (excluding the effect of expected rising interest rates and Nicos becoming a subsidiary)

16

Retail ~ Integration Effects

- **Share Leading Products and Sales Skills while Strategically Reallocating Staff**
- **Aim to increase Revenue by leveraging the Strong Retail Customer Base**

Integration Strategy

- **Opportunity for Sales of Investment Products**
  - ✓ Mutually Provide Products and Share Sales Skills
  - ✓ Increase Product Sales to its Leading Customer Base
  - ✓ Strategically Reallocate Staff
- **Credit Card Business**
  - ✓ Jointly Promote Comprehensive Card
- **Residential Mortgage Loans**
  - ✓ Share Skills to Develop Relationships with Housing Developers
  - ✓ Share Product Development Capability and Sales Skills
- **Cost Reduction**
  - ✓ Streamlining of Approx. 170 overlapping Offices
  - ✓ More Effective Staff Deployment
  - ✓ Systems Integration

Retail Deposits (9/04)


MTFG+UFJ
Approx. 60 Tn
Mizuho
Approx. 31 Tn
SMBC
Approx. 32 Tn

(Note) BTM+MTB for MTFG, UFJ Bank+UFJ Trust for UFJ, Subsidiary Banks+Revitalization Corporations for Mizuho. Non-consolidated Basis

New Group's Customer Base*1

Segments by Customer Assets	Number of Customers	Customer Assets
JPY 10MM ~	Approx.2MM	Approx.JPY 40Tn
JPY 0.5MM ~	Approx.10MM	Approx.JPY 25Tn
~ JPY 0.5MM	Approx.30MM	Approx.JPY 1~2Tn

*1 Based on September 30, 2004 data

17

Retail ~ Sales of Investment Products

- **Expand Investment Products Sales by Taking Advantage of Changing Individual Financial Asset Structure in Japan**
- **Aim to maximize Revenues by Strengthening Product Development Capability through Global Strategic Alliances and Increasing Sales Force**

Individual Financial Assets (3/04)



Japan
Cash, Deposit
Insurance, Annuities
JPY
1,412Tn
US
Debt
USD
34.9Tn
Inv. Trust
Equity

Source: Research and Statistics Department of Bank of Japan "Flow of Funds (1st Quarter 2004) -- Japan and US Overview"

Investment Products Sales



(JPY Bn)
6,000
5,000
4,000
3,000
2,000
1,000
0
Foreign Currency Deposit
Pension Insurance
Equity Inv. Trust
FY03
FY04 Forecast
FY08 Target

Major Strategies

- **Business Model/Product Strategies**
  - ✓ Actively Utilize Global Strategic Alliances (e.g., Manulife, AIG, AXA, Millea)
- **Resource Allocation**
  - ✓ Increase Sales Force by Approx. 1,000 (Currently 2,500)
  - ✓ Thorough Training in Sales Skills and Compliance (at Retail Academy)

Revenue Increase Plan



Provide Attractive Products
Enhance Consulting Skills
% of Investment Products in Financial Assets
FY08 Revenue Target (image)
(80% Increase from FY04)
Revenue Forecast (FY04)
JPY 95~100Bn
Number of Customers
Allocate Staff to Each "High Net Worth" Customer

18

Corporate ~ Profit Target

- **Aim for 35-40% Increase in Net Operating Profits in FY08, Compared to FY04 Combined Figures, Driven by SME Lending, Settlement, Investment Banking and Overseas businesses**

Target Net Operating Income



MTFG Actual/Target
New Group Target
Including Synergies
Approx.
JPY 30~40Bn
Rising Interest Rate effect
FY04 Forecast
Approx. 920Bn
Rising Interest Rate effect
FY03
FY04 Forecast
FY06 Target
FY08 Target

*1 Combined base of MTFG and UFJ

Earning Drivers[*2]



Real Estate
Overseas
SME Lending
Securities
Settlement
Investment Banking*3

*2 Breakdown of changes in gross profit growth from FY04 forecast to FY08 target (excluding the effect of revenue increase from deposits and lending revenue decrease due to NPL collection)

*3 Domestic investment banking revenues from banks and trust banks. Investment banking revenues from Mitsubishi UFJ Securities are included in the securities business

19

Corporate ~ SME Market

Develop New Business Models through Diverse Channels and Strategic Resource Allocation

Expand Customer Base by Efficiently and Effectively Exploring the Enormous SME Market

SME Market

New Business Models:

Increase Distribution Channels

Expanding Channels

Establish SME-Specialized Department in Existing Offices

Actively Spread Small Offices across Japan

Strategic Alliance

Strengthen Alliances with TKC and Financial Institutions

Promote Strategic Alliances to Prepare for Future Deregulation of Agencies

Product Strategy

Strengthen Product Line-ups to Response to Diverse Needs

Promote New Loan Product Designed for Small Corporations

Strengthening Sales Force

Actively Recruit Former Employees of Financial Institutions and Transfer Employees to New Sales Force

Existing Customers

(16%)

Significant Room to Expand Customers Base

Total

Approx.

1,800,000

Potential Customers (84%)

Source: Teikoku Data Bank (As of 9/04)

Avg. Balance for SME Lending

Packaged Loan Products (execution)

(JPY Bn)

1,600

1,400

FY03 1H=100

1,200

1,000

800

600

400

200

FY03 FY04 Forecast FY08 Target

FY03 FY03 FY04 FY04 FY08 Target

1H 2H 1H 2H Forecast

0

150

140

130

120

110

100

90

Trust Assets ~ Profit Target

- **Aim to Triple Net Operating Profits, Compared to FY04 Combined Figures, by Providing Full Spectrum of leading Asset Management/Administration Services**

Target Net Operating Profit



MTFG Actual/Target
New Group Target
Including Synergies
Approx.
JPY 5~10Bn
FY04 Forecast
Approx. 24Bn
FY03
FY04 Forecast*1
FY06 Target
FY08 Target

*1 Simple combined base of MTFG and UFJ

Earning Drivers*2



Trust Business
(other than
Pensions)
Custody
Investment Trust
(Asset Administration)
Corporate
Pension
Investment Trust
(Asset Management)

*2 Breakdown of Changes in Gross Profit Growth from FY04 forecast to FY08 target

21

Trust Assets ~Integration Effects

- **Enhance Efficiency by utilizing Economies of Scale and Reallocate Management Resources into Strategic Areas**

Integration Strategy

- **Aim to Secure Japan's No.1 Presence and Business Scale**
  - ✓ Asset Management : Approx.\34Tn
  - ✓ Asset Administration: Approx.\130Tn

  (Both as of the end of Sept. 2004)
- **Promote Efficiencies**
  - ✓ Efficient Staff Deployment
  - ✓ Reduce Duplicate System Investment
- **Develop and Provide Cutting-Edge Products**
  - ✓ Promote Profitable Products
  - ✓ Expand Securities Administration Business Outsourced by other financial institutions including Regional Banks

Outstanding Presence



Pension Trusts
MTFG
UFJ
Specified Money Trusts For Pension
MTFG
UFJ
Investment Trust (Asset Administration)
MTFG
UFJ

(All as of the end of Sept. 2004)

22

Summary

Strategic Management Integration in an expanding business phase

Steady Implementation of Integration Strategy in the Early Stage

Steady Enhancement of Shareholder Value and Enterprise Value

Appendix

Five Competitive Advantages

Highly Complementary Business

Highly Complementary Networks

Strong Capital Base

Progress in UFJ’s NPL Disposition

Market Value Based Ranking among Global Financial Institutions

ROE Target Comparison

Opportunities and Strategies across Business Lines (Retail/Corporate/Trust Assets)

Branches and Direct Channels

Basic Policy of System Integration

Management Structure of the New Group

Key Financials

Five Competitive Advantages

Aim to Join the “Global Top 5” by Leveraging Five Competitive Advantages

1. Japan’s Preeminent Global Banking Network

2. Strong Business Foundation Based on Retail Deposits and Diverse Customer Base

3. Strong Financial/Capital Foundation

4. Highly Complementary Business and Networks

5. Strong Corporate Governance and Transparent Management Appropriate for an NYSE-listed Company

Highly Complementary Business

Lending Portfolios (As of end of 9/2004)

Overseas 10%

Overseas 5%

MTFG

Large

corporations 44%

UFJ

Individuals 19%

Individuals 28%

Large

corporations 30%

New Group (Simple Combined)

SMEs 27%

SMEs 37%

Overseas 8%

Large

corporations 37%

Individuals 23%

SMEs 32%

Note: MTFG figures are the sum of the non-consolidated figures of BTM and MTBC (Banking accounts + Trust accounts). UFJ figures are the sum of the non-consolidated figures of UFJ Bank (including two separate subsidiaries) and UFJ Trust Bank (Banking accounts + Trust accounts)

Highly Complementary Networks

Domestic and Overseas Network (9/2004)

Domestic Total

600

546

400

366

Overseas Total

200

100

81

80

UFJ

MTFG

0

Central Japan

60

40

26

20

148

Eastern Japan

150

UFJ

MTFG

0

100

263

300

Note: For MTFG, sum of BTM and Mitsubishi Trust; for UFJ, sum of UFJ Bank and UFJ Trust

212

50

22

200

0

100

UFJ

MTFG

0

UFJ

MTFG

Western Japan

200

186

150

Note: For MTFG, sum of BTM, Mitsubishi Trust and Mitsubishi Securities; for UFJ, sum of UFJ Bank, UFJ Trust and UFJ Tsubasa Securities

100

81

50

0

UFJ

MTFG

Strong Capital Base

MTFG has JPY 1.65 Tn in Retained Earnings with no Gov’t Fund

Ability to Accelerate Repayment of JPY 1.4 Tn Gov’t Funds, Taking Advantages of New Group’s Anticipated High Profitability

Capital Base (As of 9/2004)

(JPY Tn)

MUFG

MTFG

UFJ

(Combined)*1

(Reference)

(JPY Tn)

Tier1

5.52

2.20

4.02

Tier1

(ex Gov’t Funds)

(B)-(A)

Tier1 Ratio

1.40

0.00

Gov’t Funds

(ex Gov’t Funds)

(B)

1.40

0.21

1.44

1.65

Retained Earnings

4.88

5%

Tier2

4.97

2.15

2.81

0.76

Deduction Items

0.26

0.07

0.89

(JPY Tn)

(Reference) MUFG Net Income Target

RWA

97.66

43.20

54.45

Net Income Target

BIS Ratio (%)

10.48

9.92

10.92

FY2008 (Target)

1.1

Tier1 Ratio (%)

5.66

5.10

7.39

(Reference) Tier1 (ex. Gov’t Funds)

Tier1

4.12

0.80

4.02

(A)

4.21

1.85

7.39

(%)

Tier1 Ratio

*1 Excludes MTFG’s JPY700 Bn investment in UFJ Bank’s Preferred Stock from Tier 1 and deduction items

Progress in the Disposal of UFJ’s NPLs

Drastically Reduce Major NPLs and Enhance Financial Soundness

Large Troubled Borrowers

NPLs under FRL Law *1

(JPY Tn)

Support by IRCJ

Daiei, Misawa, Daikyo

8

8.0%

3%-4% Range

Expected

7.0%

6.0%

6

5.0%

Debt-Equity Swap and Drastic

Asset Restructuring

Sojitsu

4

4.0%

3.0%

2

2.0%

1.0%

Collection and Sale of Loan

APLUS

0

0.0%

04/9

04/3

03/9

03/3

05/3(target)

NPL Ratio

NPLs

*1 Simple combined base of MTFG+UFJ

Market Value-based Ranking among Global Financial Institutions

Ranked #9 Globally (As of 12/2004) in Terms of Market Value on a Simple Combined basis

Aim to Rank within the Global Top 5 by FY2008

(As of 12/31/2004)

(JPY Tn)

Rank

Financial Institutions

Market Value

Rank

Financial Institutions

Market Value

15

MTFG

6.9

1

Citigroup INC

26.0

16

ING Group

6.8

2

HSBC Holdings

19.9

17

BNP Paribas

6.6

3

Bank of America Corp

19.7

4

AIG

17.8

5

J.P.MORGAN CHASE & CO.

14.4

21

Mizuho FG

6.2

6

BERKSHIRE HATHAWAY

11.6

7

ROYAL BANK OF SCOTLAND

11.0

31

SMFG

4.7

8

WELLS FARGO & CO.

10.9

9

MTFG + UFJ

10.1

47

UFJ

3.2

10

UBS AG

9.8

Source: Data Stream

ROE Target Comparison

Aim to Achieve Approx.17% ROE in FY2008

ROE

BoA

*1

20.0%

Citi

MUFG

JP

SMFG

MTFG

Mizuho FG

10.0%

MTFG+UFJ

0.0%

5.00%

Source: Company Disclosure based on publicly available IR materials of each company

(As of 3/04 for Japanese banks; as of 12/03 for US Banks)

10.00%

Note 1:Excluding Trust Preferred Securities

Note 2:Circles indicate the Net Income size

Tier 1 Ratio

Retail-1~ New Group’s Visions and Strategies

Aim to Maximize Customer Satisfaction and Revenues by Providing Leading Products and Services

New Group’s Vision and Business Strategies

Maximize Shareholders’ Value

Maximize Profit while Maintaining Sound B/S

Seek High Business Efficiency (Net Income per Employee, Expense Ratio)

Provide Regionally Diverse and Trusted Customers with Leading Products and Services

Make Consumer Finance Business an Important Source of Revenues by Leveraging Strengths in Credit Cards and Consumer Loans

Develop Overseas Business with Strong Global Network

Maximum Customer Satisfaction

Provide Services that Satisfy Customer Needs and Increase Repeat Customers

Branch Layout, Staff and Products which Meet Customer Needs

After-hours/Weekend Services Available

Convenient Services, incl. “Super IC Card” with Advanced IT Technology

Provide Comprehensive Financial Services Across Various Business Lines including Banking, Trust, Securities and Global Operations

Provide Training

focused on “Personality” and

“Career Development”

Participative and Respectful Corporate Culture

Social Responsibility and Contribution

Establish Advisory Committee

Contribute Certain Portion of Profit (after public fund repayment)

Contribute to Promote Investment Education

Launch Educational Campaigns to Prevent Overborrowing

Compliance

Establish Reliable Compliance Standard

Thoroughly Prepare for Information Security, “Personal Data Protection Law” (incl. Acquisition of ISO Certification)

Retail-2 ~ Consumer Finance Business

- **Explore New Business Opportunities by Responding to Diverse Needs of Individual Customers in the Developing Market**
- **Increase Revenue by Fully Utilizing New Group's Expertise, Customer Base and Infrastructure**

Sample: Retail Revenue Breakdown of a Financial Institution in US



A Bank
Others 1%
Credit Card 37%
Retail Banking 42%
JPY 1.1Tn
Consumer Loans 20%
B Bank
Others 5%
Credit Card 25%
JPY 0.3Tn
Consumer Loans 7%
Retail Banking 63%

Loan Increase Plans (MTFG)

	Target by FY07	Customers	Interest Rate
IC Card (Revolving/Cashing)	Approx. 300Bn	Exsiting Individual Customers	9～15%
Acom Affiliated Products	100～200Bn	Existing Customers with Lending Needs	8～15% or Approx. 18%
DC Cash-One	100 Bn+	New Customers with Lending Needs (Direct Channel)	15% or Approx. 18%
Total	500～600Bn	－	－

Major Strategies

- **Business Model**
  - ✓ Reorganize and Crystallize New Group's Expertise and Infrastructure
  - ✓ Utilize Advantages of Bank-issued Credit Cards
  - ✓ Utilize Cutting-edge IT Technology
- **Product Strategy**
  - ✓ Feature IC Card with High Security Capability
  - ✓ Strengthen Product Line ups including Affiliated Products with Acom
- **Resource Commitment**
  - Increase Sales Staff in Branches

Integration of Group's Card Companies



Unified Management
UFJ Nicos
Mobit
DC Cash-One
DC
UFJ Card
Nicos

33

Retail-3 ~ Residential Mortgage Loans

Strong Prospects in Residential Mortgage Loan Market due to Decreasing Role of the Public Sector and Increasing Number of Households

Aim to Significantly Expand Sales of Residential Mortgage Loans by Combining Strengths of Both Groups

Residential Mortgage Loan Market

Major Strategies

Business Model

Utilize UFJ’s Sales Skills through Housing Developers and MTFG’s Product Development Capability

Focus on Corporate Market and Actively Promote Affiliated Loans

Regional Expansion

Product Strategy: Strengthen MTFG’s Product Development Capability

Resource Commitment: Establish a Residential Mortgage Loan Specific Department within the New Commercial Bank

Residential Mortgage Loans by Categories

(JPY Tn)

200

Housing Loan

Corporation

Other Public

Institutions

150

100

Private

Financial

Institutions

50

0

FY02

FY01

FY00

FY99

FY98

Residential Loan Balance/

Origination Target*1

FY03

Source: Government Housing Loan Corporation Annual Report

(JPY100mm)

(JPY Tn)

(Ten Thousand Households)

Projected Number of Households

25

40,000

(Annual growth rate from 5 yrs average)

5,500

23

5,000

Origination

(Left-axis)

35,000

4,500

21

Up to 600 Bn Increase from FY04

30,000

4,000

Balance

(Right -axis)

19

3,500

3,000

17

25,000

2,500

15

20,000

2,000

FY04 Forecast

FY08 Target

20

16

2010

2005

2000

1995

1990

1985

1980

(Year)

Source: Ministry of Internal Affairs and Communications, National Institute of Population and Social Security Research “Household Projection for Japan (Oct. 2003)”

*1 Includes Construction funds for Rental property

Corporate-1 ~ Domestic Investment Banking

In Expected Market Growth Environment, Provide Global Customer Base with Comprehensive and Innovative Financial Services by Strategically Allocating Resources

Domestic Syndicated Loans Market*1

Major Strategies

Business Model

Provide Large Corporations with Customized Services while Promoting Mass Sales for SMEs

Promote New Businesses Based on Market Needs

Strengthen Growing Businesses such as Derivatives, Syndicated Loans and Securitization

Enhance Efficiency in Developed Businesses such as Bond Issuance

Resource Commitment

Reallocate Staff to Focus Areas by Reducing Staff in Headquarters and Back Offices

(JPY Tn)

60

50

40

30

20

10

0

FY07

FY06

FY05

FY04

FY08

Real Estate Securitization Market*1

Revenue Target*2

(JPY Tn)

4,000

5.0

3,500

Others

3,000

FY03 Actual

Approx. 240Bn

Structured

Finance

2,500

Syndicated

Loans

4.5

2,000

Securitization

1,500

1,000

Derivatives

for Clients

500

0

4.0

FY08 Target

FY06 Forecast

FY03

FY08

FY07

FY06

FY05

FY04

*1 MTFG estimates as of 2/2005. Subjective forward-looking figures with risk of not being achieved

*2 Domestic Investment Banking Revenue from Banks and Trust Banks

Corporate-2 ~ Settlement Business

- **Establish Strong Presence by Combining UFJ's and MTFG's Competitive Strengths (Domestic Settlement and FX Service)**

FX Volume (Trade Volume Share)



50
40
30
20
10
0
(USD 10Bn)
UFJ
MTFG
Bank A (FY03)
Bank B (FY03)
Simple Combined (FY03)
New Bank (FY08 Target)

Major Strategies

Domestic Settlement	• **Business Model** : Reorganize the Product Line-ups in Accordance with Customer Needs • **New Product Strategy** : Create New Products with Advanced IT Technology • **Resource Commitment** : Train Staff in Settlement and IT Skills
FX/Cross-Border Business	• **Business Model** ✓ Leverage Japan's Leading Global Network • **New Product Strategy:** Provide Leading FX Services and Products

Transfer to Other Domestic Banks



(MM)
(%)
250
200
150
100
21
20
19
18
17
% of Shares (Right-axis)
Number of Transfers (Left-axis)
FY03
FY04 Forecast
FY05 Target
FY06 Target
FY07 Target
FY08 Target

On-line Corporate Banking Services



(Number of Contracts :Thousand)
400
300
200
100
Aim to increase # of Contracts by 1.5x Compared to FY04
FY03
FY04 Forecast
FY08 Target

36

Corporate-3 ~ Asia Operation

- **Establish Strong Business Relationships with Multi-national and Local Corporations, through Branch Network and Processing Services, incl. CMS and Investment Banking, while Maintaining Leading Share of Services for Japanese Corporations**

Overseas Revenue Driver [*1]

Target Operating Income



Seek to Approx.Double
FY04 Forecast
FY08 Target

Revenue Growth Drivers[*1]



US
Asia
Europe

*1 Breakdown of Changes in Gross Profit Growth from FY04 forecast to FY2008 target

Major Strategies

- **Business Model**
  - ✓ Support customers expanding to foreign countries following the business localization overseas
  - ✓ Firmly support Japanese corporations which operate in PRC
- **Product Strategy**
  - ✓ Strengthen CMS and settlement function in Asian countries
  - ✓ Strengthen Syndicated loans, derivatives and trade finances
- **Resource Commitment**
  - ✓ Upgrading Asian main system
  - ✓ Allocate strategic resources into PRC

Japanese Companies in Asia



(#)
12,000
10,000
8,000
6,000
4,000
2,000
0
India/Vietnam
ASEAN
NIES
China
FY2000
FY2003

Overseas Offices



50
40
30
20
10
0
New Group
SMBC
Mizuho
Asia-Oceania
Europe/Africa/Middle East
US

*2 Total overseas offices, including branches and satellite offices of banks and trust banks based on each company's disclosure report as of FY2003)

37

Trust Assets-1 Pension Business

Retain High Share and Increase Revenues by Focusing on More Profitable Products

Corporate Pension Shares

Major Strategies

Business Model

Promote More Profitable Products by Specialist Sales Force with Consulting Skills

Product Strategy

Expand Product Line-ups by Combining Expertise

Resource Commitment

Enhance Product Supply by Promoting Affiliated Products

40%

35%

30%

New Trust Bank (MTB+UTB)

25%

20%

15%

10%

5%

0%

FY08

FY07

FY06

FY05

FY04

FY02

FY03

Pension Product Mix

Profitable Products Balance

Pension Commission Rates

FY08(Target)

FY04

(JPY Tn)

5

Sales Plan

Actual Sales

Profitable Products

4

JPY 12.6 Tn

JPY 20.2 Tn

3

Overall Commission Rates

2

Passive Asset Management

1

0

Passive

Balanced

Profitable Products, etc.

FY03

FY06

FY05

FY04

FY07

FY06

FY05

FY04

FY03

FY02

FY08

Alternatives

Specified Passive

Enhanced Passive

Trust Assets-2 Investment Trust Business

- **Aim for Significant Revenue Increase in Growing Investment Trust Market (#3 in Asset Management, #1 in Administration Services)**

Expanding Investment Trust Market (Net Asset Basis)



(JPY Tn)
Privately Placed
Publicly Placed
100
50
0
FY04
FY05
FY06
FY07
FY08

*Publicly Placed Inv. Trust figures based on Japan Center for Economic Research Estimates. Privately Placed Inv. Trust figures based on MTB Estimates

Market Expected to Expand

Major Strategies

<Asset Management>

- **Business Model**
  - ✓Establish United Brand through Integration
- **Product Strategy**
  - ✓Develop New Products by Taking Advantage of Platforms Established through Annuity Management
- **Resource Commitment**
  - ✓Strengthen Sales Support Staff, Co-operate with Retail Sales

<Asset Administration>

- **Business Model**
  - ✓To Establish De Facto Standards in Administrating Equity Investment Trusts by Further Expanding Leading Market Share

Investment Trusts Management Balance (Net Asset Basis)



(JPY Tn)
Publicly Placed
Privately Placed
% Share
10
5
0
15%
10%
5%
0%
FY04
FY05
FY06
FY07
FY08

*Sum of Mitsubishi AM and UFJ Partners AM (Before the Establishment of Mitsubishi AM, Used the Sum of Tokyo Mitsubishi AM, Mitsubishi Trust AM and UFJ Partners AM)

Increase Shares and Balance of Asset Management of Investment Trusts

Investment Trusts Administration Balance



(JPY Tn)
40
35
30
25
20
15
10
FY04
FY05
FY06
FY07
FY08
Administration Balance
Administration Balance for Equity Inv. Trust

Increase in Administrating amount of Profitable Equity Investment Trust

39

Branches and Direct Channels

Š	Respond to the diverse needs of customers, and organize a highly convenient network of branches, ATMs and direct channels which can be accessed “whenever” and “wherever”

Network of new group (End of Sept 04)

Enhance direct channels by utilizing IT

Throughout 24 hours

UBOC

(301 locations)

In general, overlapping locations are planned to be merged of the integration date

Overseas

Over 40 countries

408 locations

(Including 301 locations of UBOC)

Currently studying whether to merge or abolish the overlapping locations (mostly in the metropolitan area, approx. 200 retail/90 corporate)

Domestic

Convenience store

ATM

Approx. 16,000

locations

Non-branch

ATM

Approx. 2,100

locations

Central Japan

Retail: 170 branches

Corporate: 75 locations

West Japan

Retail: 267 branches

Corporate:123 locations

Non-branch

East Japan

Retail: 475 branches

Corporate: 185 locations

Including Tokyo Metropolitan

Retail: 450 Branches

Corporate: 170 locations

Further develop Convenience store ATM

Develop branches focused on consulting or Plus-type branches

Further develop UFJ24

Establish outlets focused on handling transactions for large corporations

Develop outlets focused on mid to small-sized companies in areas where there is currently no presence

Throughout world

Asia: Oceania: 55 locations

Europe: Middle East, etc.: 26 locations

Americas: 26 locations

UBOC: 301 locations

Š	The number of overseas branches are the sum of banks, trust banks and UBOC
Š	Number of domestic branches are the sum of banks, trust banks and securities companies

Basic Policy of Systems Integration

Aiming to realize the benefits of the integration at an early stage by implementing systems integration in two stages

Basic policy is to maintain and enhance customer convenience as well as to safeguard the security and stability of relevant systems

Mitsubishi Tokyo UFJ Bank

On the Integration Date

Domestic operations/information systems : Separately Maintain BTM and UFJ Bank’s Existing Systems

(sort customer transactions using “Front-end Transfer Method”)

Market-related systems/Overseas systems : Complete Integration into BTM’s System

Full-scale Systems Integration (by December 2007)

Adopting BTM’s system for basic systems, including OS. Incorporating and utilizing the strong points of UFJ’s systems featuring year-round 24-hour ATM service.

Mitsubishi UFJ Trust and Banking

On the Integration Date

Most systems remain separate including domestic accounting systems.

Certain systems including international and market-related systems: complete integration into MTB’s system.

Full-scale System Integration (by the end of FY07)

Planning to adopt MTB’s systems for domestic operations, trust assets operations and real estate operations, while adopting UFJ Trust’s systems for pension plan administration and stock transfer agency businesses (stock administration)

Mitsubishi UFJ Securities

To Complete Integration of all systems by the Integration Date

(Systems for the wholesale business will be integrated into Mitsubishi Securities’ systems, while systems for the retail business will be integrated into UFJ Tsubasa Securities’ systems.)

Management Structure of the New Group

Introduce “integrated business group system” to the new group

(Will provide flexible financial services with regional characteristics taken into consideration)

Implement a strong internal control system, such as CSA (Control Self Assessment),

based upon COSO framework, as is appropriate for a global “top 5” financial institution

Full compliance with the U.S. Sarbanes-Oxley Act and risk management system as a NYSE-listed company

Integrated business group system

Corporate Risk Management

New trust bank

New securities company

New Bank

Corporate staff

Internal audit framework

Risk management framework

Corporate Planning

Financial Planning

Accounting

Corporate Communi-cations/IR

General affairs/ Secretariat

Credit risk

Retail

Close cooperation

Market risk

Assess effectiveness of internal control

Operational risk

BSC Approach (Cascading down of Strategic Objections)

Corporate

Information risk

Compliance

Trust assets

Compliance framework

Implementation of a strong internal control system in compliance with COSO framework

(Establish strong internal control system such as CSA)

Key Financials 1

Key retail products and services (End of March 2004)

(\bn)

SMBC

Mizuho FG

New group

MTFG

UFJ

Balance of loans to individuals

8,345.4

10,959.9

19,305.3

13,875.9

12,335.6

Year on year growth

600.3

713.2

1,313.5

210.0

513.1

Retail deposits

33,402.3

26,754.3

60,156.6

31,631.8

30,465.3

Year on year growth

1,409.8

421.6

163.7

171.9

1,237.9

Retail foreign currency deposits

1,481.6

571.3

N.A

537.5

944.1

Cumulative sales of investment annuities

360.9

254.0

614.9

482.9

N.A

Balance of investment trusts

1,387.2

1,016.3

2,403.5

2,005.7

1,214.5

Year on year growth

666.1

330.8

313.5

174.4

491.7

Note: Figures are the sum of the 2 banks of MTFG and UFJ on a non-consolidated basis (excluding securities companies). Figures for other companies are derived from each companies’ disclosed materials such as Disclosure Report and IR materials. Investment trust balances are sourced from Kinyuuzaiseijijo magazine.

Circled figures indicate ranking among Japanese financial institutions as of the end of March 2004

(No./\bn)

Testamentary trusts/Real estate commissions (End of March 2004 and FY2003)

Sumitomo Trust

Mizuho Trust

New group

MTBC

UFJ Trust

Number of testamentary trusts (with execution)

8,626

5,423

14,049

1,953

4,877

Real estate commissions

22.0

14.5

36.4

N.A

N.A

Note: Real estate commissions are on a management accounts basis, and include commissions of housing sales subsidiaries. Figures for other companies are sourced from the Nikkei Financial Daily.

Key Financials 2

Corporate customers after integration (image) (End of August 2004)

(Unit: 1,000 companies)

Revenue	BTM+UFJ		Sumitomo Mitsui		Mizuho	
	Number	% of total	Number	% of total	Number	% of total
\100 bn +	1.3	0.5%	1.1	0.5%	1.3	0.6%
\10 bn - \100 bn	9.7	3.4%	7.8	3.5%	9.0	4.4%
\3 bn - \10 bn	18.5	6.5%	14.2	6.4%	15.8	7.7%
Up to \3 bn	255.3	89.7%	199.8	89.7%	177.8	87.2%
Total	284.8	100.0%	222.9	100.0%	203.8	100.0%
Publicly listed companies	3.1	1.1%	2.5	1.1%	3.0	1.5%

Note: Based on data from Teikoku Data Bank Cosmos II

Comparison of loan balances to corporations/mid to small-sized business loan balances (End of March 2004)

(Unit: \Trillion)

	MTFG+UFJ	SMFG	Mizuho FG
Loan balance to corporates*1	69.7	41.5	53.8
Mid to small-sized business loan balances*2	28.3	21.5	27.1

*1 Consolidated loan balances (the sum of bank accounts and trust accounts) excluding consumer loan balances.

*2 Domestic Loan balance to SMEs excluding consumer loan balances, both extracted from each company's disclosure. (MTFG refers to Bank of Tokyo-Mitsubishi + Mitsubishi Trust Bank, UFJ refers to UFJ Bank + UFJ Trust + certain subsidiary companies, SMFG refers solely to the Sumitomo Mitsui Bank on a non-consolidated basis, and Mizuho FG refers to Mizuho Bank + Mizuho Corporate Bank + Mizuho Trust + certain special subsidiaries established for rehabilitation purposes.

44

Key Financials 3

Pension Trusts, Securities Trusts, and other trust products

(Asset balances at end of March 2004)

(\ bn)

MTBC

UFJ trust

Total

Estimated Rank

Pension trusts

7,818.7

4,782.2

12,600.8

No. 1

Independently operated designated money trusts

7,120.4

3,844.2

10,964.6

No. 1

Specified money trusts

4,090.3

1,873.3

5,963.6

No. 1

Investment trusts

9,527.3

12,582.1

22,109.4

No. 1

Note: Welfare pension fund and defined benefit pension fund in market value, others in book value

Source: Internal estimates from each trust bank.

For U.S. Investors

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration, and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination . The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT: UFJ CONTACT

Mr. Hirotsugu Hayashi Mr.Shiro Ikushima

26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114

Tokyo 100-6326 Japan Japan

81-3-3240-9059 81-3-3212-5458

Hirotsugu_Hayashi@mtfg.co.jp shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.

46